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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70215

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FUTU CLEARING INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

720 UNIVERSITY AVENUE, SUITE 103
(No. and Street)

PALO ALTO	CA	94301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolette Denney	(760) 815-1817	ndenney@futuclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolette Denney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FUTU CLEARING INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ARMANI JOHNSON
Notary Public, State of Texas
Comm. Expires 07-19-2025
Notary ID 133219382

Signature: ______________________

Title: CEO/POO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FUTU Clearing Inc.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

For the year ended December 31, 2021

Table of Contents

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those Charged With Governance of
Futu Clearing Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Futu Clearing Inc. (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
March 1, 2022

FUTU Clearing Inc.

Statement of Financial Condition
December 31, 2021

ASSETS	
Cash and cash equivalents	$ 407,539,081
Customer debit balance	621,997,522
Deposits in and receivables from clearing organizations	14,208,863
Customer reserve balance	5,323,454
Stock borrowed	2,779,497
Prepaid expenses and other assets	398,803
Receivables from brokers or dealers	380,278
Right of use-asset	371,456
Receivable from affiliates	227,505
Fixed assets	106,521
Securities long	439
TOTAL ASSETS	$ 1,053,333,419
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Stock loan	$ 619,869,772
Payable to customer	6,499,243
Accounts payable and accrued expenses	1,244,507
Operating lease liability	392,444
Payable to affiliate	205,093
Payables to brokers or dealers & clearing organizations	130,660
Customer fails to receive	1,518
TOTAL LIABILITIES	628,343,237
Shareholder's Equity	
Common stock (1,000 shares authorized, issued and outstanding at $.0001 par value)	-
Additional paid in capital	430,200,000
Accumulated deficit	(5,209,818)
TOTAL SHAREHOLDER'S EQUITY	424,990,182
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,053,333,419

The accompanying notes are an integral part of the financial statement

Notes to Financial Statement
For the Year Ended December 31, 2021

1. Organization and Nature of Business

FUTU Clearing Inc. (the “Company") was incorporated in the state of Delaware on August 13, 2018. The Company is a wholly owned subsidiary of FUTU US Inc. (the Parent). The Company is a broker dealer registered with the Securities and Exchange Commission (“SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). The Company provides execution, settlement and clearance services of equities and options for institutional and correspondent clients. The Company received its Broker Dealer approval from SEC and FINRA on May 28, 2019.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at three financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2. Summary of Significant Accounting Policies (Continued)

d) Income Taxes
The Company's method of accounting for income taxes conforms with FASB ASC 740.

The provision for income taxes varies from the expected federal statutory rate primarily as a result of a full valuation allowance assessed in 2021.

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's tax returns since inception remain open to review by the appropriate jurisdictions. There were no uncertain positions as of December 31, 2021.

The Company has available at December 31, 2021, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $1,010,000, that expires in 2038. As of December 31, 2021 the Company recognized a valuation allowance in the amount of $1,010,000 that fully offsets the deferred tax asset.

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Recent Accounting Pronouncements - Financial Instruments-Credit Losses
In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members' capital.

3. Concentrations of Credit Risk:
During the year ended December 31, 2021, 100% of the Company's revenues were from two customers.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2021, the Company had net capital of $424,256,551, which was $411,745,137 in excess of its required net capital of $12,511,414.

6. Leases

The Company accounts for its leasing obligations under Topic 842, Leases. This standard requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments.

As of December 31, 2021, the Company rents office space under operating leases expiring in 2025, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition.

	As of December 31, 2021
Assets	
Right of use-asset	$371,456
Liabilities	
Operating lease liability	$392,444

The lease is secured by a $9,712 deposit held by the landlord, which is included in the prepaid expenses and other assets on the statement of financial condition. It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

2022	$	107,173
2023		107,173
2024		107,173
2025		26,793
Total undiscounted lease payments		348,312
Less Imputed Interest		44,132
Total lease liability	$	392,444

Rent and occupancy expenses were $163,538 for the year ended December 31, 2021.

There is no impact to the Company's net capital, as the right of use asset is allowable to the extent of the offsetting lease obligation as of December 31, 2021.

7. Related Party Transactions

The Company has entered into an expense sharing agreement with FUTU Inc., an affiliate of the Company. The terms of the expense sharing agreement provide that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the affiliate at cost. Expenses recorded for services provided on behalf of the Company was $987,517 as of December 31, 2021. As of December 31, 2021, $138,051 was due and payable to the affiliate.

FUTU US, Inc. - Futu Clearing has an expense sharing agreement with the Parent. Futu Clearing has its own employees and the Parent pays the payroll for the Company out of its bank account. The shared employee expenses for the year ended December 31, 2021 totaled to $43,525 which are included in the salaries and related costs on the Statement of Operations. The shared employee expenses consist of salaries and related expenses that were charged back.

Futu Securities International (Hong Kong) Limited is a foreign affiliate ("FUTU HK") and currently the sole customer account that the Company holds. FUTU HK has one house account with the Company where it holds cash and securities. FUTU HK uses the Company as its clearing broker to custody and clear trades for which the Company charges Clearing Fees. FUTU HK also borrows money from the Company, pledging its securities as collateral in the form of a margin loan for which the Company charges interest. At December 31, 2021, FUTU HK has a margin debit balance of $621,997,522. The Company also earned Clearing Fees and Interest Income in the amount of $1,248,779 and $1,411,082, respectively, for the year ended December 31, 2021. Additionally, due to SEC Rule 15c3-3, the Company is required to gross-up certain credit items, or payables, associate with the FUTU HKs customer account. For the year ended December 31, 2021, the Company has a payable to related party customer balance in the amount of $6,499,243 which is reflected in payable to customer on the statement of operations.

8. Fixed Assets

Fixed assets consisted of the following as of December 31, 2021:

		Useful Life
Fixed Assets	$ 106,521	5 years
Less: Accumulated depreciation	-	
Net fixed assets	**$ 106,521**	

9. COVID-19 Pandemic

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, we continue to provide frequent communications to clients, employees, and regulators. In early March 2021, the vast majority of our employees began to work remotely with only "essential" employees reporting to the office. We accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. Our ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to our business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, our business, well into 2021. We currently anticipate that a large number of our employees will continue to work remotely for the indefinite future.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2022 and March 1, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.